KWESST Announces Upcoming Departure of CFO and Interim Transition Period

March 1st, 2023 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62UA) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, today announced that its Chief Financial Officer (CFO), Steven Archambault, will be stepping down as CFO of the Company to pursue a new opportunity overseas, but has committed to remaining with KWESST as CFO until April 3rd and to assist the Company thereafter to ensure a smooth transition.

The Company will actively work with an executive search consultant to quickly appoint an interim CFO and search for a permanent replacement.

On behalf of KWESST's Board of Directors, the Executive Chairman, David Luxton, expressed sincere gratitude to Steven for his valuable contribution over the past two and a half years.  "Steven is a hard- working and very knowledgeable CFO," said Luxton.  "He has been a delight to work with and we shall miss him as a valued colleague and professional."

Mr. Archambault commented, "I leave very gratified to have been part of KWESST's evolution from a small start-up to its take-off stage today, and to have seen the Company through its successful Nasdaq IPO and concurrent Canadian and U.S. financings this past December, which leaves the Company with a strong balance sheet.  This juncture therefore seemed like the right time to accept a truly exceptional opportunity overseas aligned with my long-term goals.  I remain a shareholder of KWESST and a strong supporter."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries.  The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons.  Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com  or (613) 317-3941

Jason Frame, Investor Relations: frame@kwesst.com

Investor Contact:

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447) 407-491-4499 KWEMF@redchip.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: the timing of announcement and outcome of the executive search to appoint the Company's new Chief Financial Officer. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to the incapacity of the Company to find in a timely manner, both on an interim and permanent basis, a suitable replacement as Chief Financial Officer.  Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.